Exhibit 16.1

September 11, 2020

Securities and Exchange Commission

Washington, DC 20549

Ladies and Gentlemen:

We were previously principal accountants for Extreme Networks, Inc. (Extreme) and, under the date of August 31, 2020, we reported on the consolidated financial statements of Extreme as of and for the years ended June 30, 2020 and 2019. On September 4, 2020, we were dismissed. We have read Extreme’s statements included under Item 4.01 of its Form 8-K dated September 11, 2020 and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statements that the change was approved by the Audit Committee of the board of directors and the decision by the Audit Committee to change auditors was made to reduce ongoing costs related to the Company’s annual audit, or any of the Company’s statements in Item 4.01(b).

Very truly yours,

/s/ KPMG LLP